Aloak Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940



SUPPL

FILE No.
82-4221

June 21, 2006

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL



SEC MAIL PROCESSING
RECEIVED
JUN 28 2006
WASH, D.C.
152
SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news releases dated June 1, 13 and 21, 2006 along with our six month interim statements for March 31, 2006 mailed to shareholders on May 30th.

Yours truly,

ALOAK INC.

B O'Neill

BARBARA O'NEILL
SECRETARY

cc. AOK-USSC File

Enclosures

Dlw 6/29

Aloak Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

FILE No. 82-4221

Aloak Announces Name Change to Okalla Corp. and Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, June 21, 2006 - Aloak Corp. is pleased to announce that the Corporation will officially begin trading on the TSX Venture Exchange under its new name Okalla Corp. effective at the opening on Thursday, June 22, 2006. There is no change is the trading symbol and Okalla Corp. will trade under the current symbol AOK.

Aloak has also extended the date for entering into a formal agreement with Web Transaction Services Inc. ("WTS") to June 28, 2006 with completion of the transaction on or before July 7, 2006.

WTS, based in Austin Texas, is a leading provider of secure, reliable, and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. WTS processes in excess of $125 million of merchant payment transactions per annum.

About Aloak Corp.
Aloak is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

Gregory Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@okalla.com

Aloak Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

COLIN HOLOWAYCHUK APPOINTED VICE PRESIDENT OF BUSINESS DEVELOPMENT

Calgary, AB, June 13, 2006 – Aloak Corp. is pleased to announce the appointment of Mr. Colin Holowaychuk as Vice President of Business Development.

Mr. Holowaychuk brings strong experience and skills from the online funds transfer industry to the senior management team of Aloak. Colin was formerly the Senior Product Advisor and Vice President of Sales and Marketing, North America for NETeller, a leading international online financial services company. Colin has extensive experience with online payment processing, has been a pioneer in alternative payment solutions and was the Founder and Managing Director of two award winning interactive marketing agencies. He has held senior management positions in high growth I.T. and communication companies in marketing, product development and operations management.

Colin's expertise and experience in the online payment processing industry will contribute greatly to the further development of Aloak's payment processing subsidiary, ProBilling, and to the effective integration of the recently announced acquisition of Web Transaction Services Inc. ("WTS") an ACH payment processor based in Austin Texas. Aloak's management team is very pleased with the progress of the acquisition of WTS. The initial rationale for this accretive acquisition have been confirmed, and Aloak is very pleased with the quality and robustness of the software architecture, depth of client base and quality of the management team, many of whom have expressed strong interest in remaining with the company after the acquisition.

Aloak's management team will continue to build shareholder value by actively pursuing additional acquisition opportunities as well as new market opportunities for our existing operations in N. America and Europe.

Stock Option Grant
Aloak has granted a total of 950,000 stock options to two consultants who work for the company. The options were granted on June 13, 2006 for a period of five years at an exercise price of $0.28 per share, subject to regulatory approval.

About Aloak Corp.
Aloak is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

Gregory Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@okalla.com

Aloak Corp.
4303-9th Street SE
Calgary, Alberta, T2G 3C8

ALOAK CORP. ANNOUNCES PROPOSED ACQUISITION OF WEB TRANSACTION SERVICES, INC.

Calgary, Alberta – June 1, 2006 Aloak Corp. ("Aloak") (TSX-V: "AOK") is pleased to announce that it has entered into a letter agreement dated May 31, 2006 (the "Letter Agreement") with Web Transaction Services, Inc. ("WTS") of Austin, Texas respecting a transaction in which Aloak will acquire all of the issued and outstanding common shares of WTS. The transaction is an arm's length transaction and is subject to the policies of the TSX Venture Exchange.

About the Acquisition

The shareholders of WTS and Aloak have agreed that Aloak will acquire all of the issued and outstanding common shares of WTS in exchange for an aggregate purchase price of US $11,000,000 payable as follows:

U.S. $5,000,000 payable at the time of the completion of the transaction.

U.S. $3,000,000 payable by way of vendor financing.

U.S. $3,000,000 payable by the issuance of Aloak common shares to the Vendors at Closing, at a price per share equal to a fixed amount to be agreed upon by Purchaser and Vendors immediately prior to signing the Share Purchase Agreement, subject to the applicable policies of the TSX Venture Exchange.

Representatives of WTS and Aloak expect to enter into a formal agreement on or prior to June 21, 2006, at which time WTS and Aloak expect to issue a further press release setting out any additional details concerning the Acquisition.

Completion of the Acquisition is subject to a number of conditions in favor of WTS and Aloak, respectively, including the execution and delivery of a formal agreement, board approval of such formal agreement, completion of satisfactory due diligence inquiries, receipt of all necessary regulatory approvals (including the consent of the TSX Venture Exchange) and receipt of all third party consents necessary for Purchaser's completion of such transactions.

Information About WTS

Web Transaction Services, Inc. (WTS) is a private corporation formed in 1997 under the laws of the State of California, with offices in Austin, Texas. WTS is a leading provider of secure, reliable, and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. WTS processes in excess of $125 million of merchant payment transactions per annum.

Information About Aloak Corp.

Aloak is a publicly traded technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Through its wholly owned subsidiary Vesa Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

The addition of WTS significantly expands the Aloak customer base and adds significantly to Aloak's payment transaction processing capabilities.

CONTACTS:

Websites: www.aloakcorp.ca
www.achdebit.com

Corporate Information www.aloakcorp.ca/about
Email: irelation@aloakcorp.ca

For further information contact:
Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@aloakcorp.ca

Greg Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@aloakcorp.ca

Completion of the Acquisition is subject to a number of conditions, including but not limited to, the execution of a formal agreement relating to the Acquisition and Exchange acceptance. There can be no assurance that the Acquisition will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the disclosure document to be prepared in connection with the Acquisition, any information released or received with respect to the Acquisition may not be accurate or complete and should not be relied upon. Trading in the securities of Aloak should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Acquisition and has neither approved nor disapproved the contents of this press release.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Neither WTS nor Aloak will update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect financial results is included in the documents filed from time to time with the Canadian securities regulatory authorities by Aloak and WTS.

(Not for dissemination in the United States of America)

FILE No.
82-4221

ALOAK CORP.

UNAUDITED INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
March 31, 2006

(Presented in U.S. Dollars)

4303 9th Street S.E.
Calgary, Alberta
T2G 3C8

Phone: (403) 537-9940
Fax: (403) 265-3286
Website: www.aloak.ca

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at March 31, 2006 nor the unaudited interim statements of operations and cash flows for the periods ended March 31, 2006 and March 31, 2005.

ALOAK CORP
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited - Prepared by Management)
(US Dollars)

		March 31 2006		September 30 2005
ASSETS				
CURRENT ASSETS				
Cash	$	907,017	$	110,341
Accounts receivable		150,652		8,106
Prepaid expenses		3,316		5,142
		1,060,985		123,589
INVESTMENTS		2,651		-
INTANGIBLE ASSETS		17,275		-
PROPERTY, PLANT AND EQUIPMENT		810,092		-
	$	1,891,003	$	123,589
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	569,756	$	194,143
Convertible debentures (note 6)		-		143,771
Loans payable (note 7)		75,230		75,230
		644,986		413,144
Convertible debentures (note 6)		743,771		-
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL (note 3)		1,587,790		707,760
CONTRIBUTED SURPLUS		373,003		89,836
DEFICIT		(1,458,547)		(1,087,151)
		502,246		(289,555)
	$	1,891,003	$	123,589

Future operations (note 1)
Commitments (note 4)
See accompanying notes to financial statements

Approved on behalf of the Board

"Clyde Beattie" Clyde Beattie, Director

"Gregory Smith" Gregory Smith, Director

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
(US Dollars)

	Three months ended March 31,		Six months ended March 31,	
	2006	2005	2006	2005
REVENUE	$ 12,042	$ 47,472	$ 12,042	$ 103,045
EXPENSES				
General and administrative	65,813	35,030	94,081	55,631
Processing and systems operation	(11,771)	23,962	(5,987)	53,204
Reporting to shareholders	4,396	5,322	5,584	5,504
Stock exchange and transfer agent fees	2,786	1,936	4,156	3,214
Stock based compensation	283,167	-	283,167	-
Interest	4,988	4,734	10,071	9,569
Amortization	556	2,008	556	4,024
	349,935	72,992	391,628	131,146
NET LOSS BEFORE THE FOLLOWING ITEMS	(337,893)	(25,520)	(379,586)	(28,101)
Exchange gains and losses	5,808	-	5,808	-
Interest Income	2,382	-	2,382	-
	8,190	-	8,190	-
NET LOSS FOR THE PERIOD	(329,703)	(25,520)	(371,396)	(28,101)
DEFICIT, beginning of period	(1,128,844)	(1,148,253)	(1,087,151)	(1,145,672)
DEFICIT, end of period	$ (1,458,547)	$ (1,173,773)	$ (1,458,547)	$ (1,173,773)
LOSS PER SHARE - basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to financial statements

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)
(US Dollars)

	Three months ended March 31, 2006	Three months ended March 31, 2005	Six months ended March 31, 2006	Six months ended March 31, 2005
CASH FLOWS PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	$ (329,703)	$ (25,520)	$ (371,396)	$ (28,101)
Add non-cash items				
Amortization	556	2,008	556	4,024
	(329,147)	(23,512)	(370,840)	(24,077)
Net change in non-cash working capital items	178,216	25,209	132,479	27,087
	(150,931)	1,697	(238,361)	3,010
INVESTING ACTIVITIES				
Cash acquired on acquistion of Probilling Inc. (Note 2)	974,830	-	974,830	-
	974,830	-	974,830	-
FINANCING ACTIVITIES				
Stock options exercised	60,207	-	60,207	-
	60,207	-	60,207	-
INCREASE (DECREASE) IN CASH	884,106	1,697	796,676	3,010
CASH:				
Beginning of period	22,911	1,403	110,341	90
End of period	$ 907,017	$ 3,100	$ 907,017	$ 3,100

See accompanying notes to financial statements

1 Basis of Presentation

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended September 30, 2005.

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., an internet-based billing transaction processor. (See Note 2)

The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. (See Note 2). As the majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and effective March 1, 2006 Probilling's activities are the majority of the Corporation's activities, the comparative year's financial statements have been restated to reflect this change in the reporting currency.

During fiscal years 2005 and 2004, Aloak Corp. (the "Corporation") operated web services which enabled its customers to establish and enhance their internet presence using a combination of domain registration services, web site development and hosting, email services and application service provider/software applications ("web services") and development/application services that develops and markets a software application branded "VESA" which was designed specifically for subscription based marketing programs in the retail audio/video/game industry. On September 19, 2005, the Corporation sold the web services and all assets and obligations associated with it. The Corporation has continued its marketing of the VESA software with limited success to date.

In October 2005, the subsidiaries Aloak Inc. and Aloak Software Inc. underwent corporate name changes. Aloak Inc. changed its name to 3687856 Canada Inc. and Aloak Software Inc. changed its name to VESA Software Inc.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,458,547 to March 31, 2006 (September 30, 2005 - $1,087,151) and current six months ended March 31, 2006 loss of $371,396 (2005 - $28,101). The Corporation has working capital of $415,999 (September 30, 2005 deficiency- $289,555). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. The Corporation completed the acquisition of Probilling Inc. which in management's opinion will have significant impact on operations. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Acquistion of Probilling Inc.

On March 1, 2006 the Corporation acquired all of the issued and outstanding common shares of Probilling Inc. for a purchase price of $1,419,823. The purchase price was paid by the issuance of 31,068,028 common shares of the Corporation at an estimated fair value of $0.03 CDN per share and a $600,000 convertible debenture.

The acquisition was accounted for under the purchase method and the results of operations from the date of acquisition have been included in these financial statements.

Net assets acquired:	$
Cash	974,830
Accounts Receivable	163,448
Intangible Assets	17,275
Property, plant and equipment*	810,092
Investment	2,651
Accounts Payable	(549,029)
Net assets acquired	1,419,823
Purchase consideration:	
Common shares issued	
31,068,028 @ $0.026 ($0.03CDN)**	819,823
Convertible debenture issued	600,000
	1,419,823

* The property, plant and equipment acquired consists of the "Probilling" software system. As it was not possible to fully evaluate the fair value of the software system at acquisition, the Corporation will be reviewing the carrying value of the software system for impairment in future periods.
** The $0.03CDN was the trading value of the Corporation shares at the time of entering into the agreement to acquire Probilling Inc.

3 Share capital

a) Authorized

Unlimited number of common shares without par value.

b) Issued

	Number of Shares	Amount
Balance, September 30, 2005	58,226,057	$707,760
Issued during period	Nil	Nil
Balance, December 31, 2005	58,226,057	$707,760
Issued during period	31,068,028	819,823
Stock options exercised	700,000	60,207
Balance, March 31, 2006	89,994,085	$1,587,790

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at March 31, 2006:

Expiry Date	Number of options	Exercise Price
June 15, 2006	100,000	$ 0.10
March 8, 2007	2,320,000	$ 0.10
March 8, 2011	5,500,000	$ 0.18
	7,920,000	

At March 31, 2006, the weighted average contractual life is 3.705 years.

During the six months ended March 31, 2006, 5,550,000 options were granted and are convertible into 5,550,000 shares at $0.18 per share expiring on March 8, 2011; 700,000 options were exercised; 840,000 options were cancelled due to consultant terminations with the Corporation.

d) Stock-Based Compensation

The Corporation follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options is determined and recorded as compensation cost and a credit to contributed surplus over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

Stock options, which vested during the six months ended March 31, 2006, were valued at $283,167 (September 2005 – Nil). The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	March 31, 2006
Risk-free interest rate	**3.99%**
Expected life of options	***2 to 3 years***
Expected stock price volatility	**42.0%**
Expected dividend yield	**0.00%**

The expected price volatility was determined by obtaining comparison of other similar companies.

e) Escrow shares

At March 31, 2006, there were 6,195,824 common shares held in escrow.

f) **Warrants**

There were no warrants outstanding at March 31, 2006.

4 Operating lease commitments

The Corporation has operating leases for equipment that expire to October 2007. Total payments under these lease agreements are as follows:

2006	$	3,827
2007	$	634

5 Related party transactions

During the six months ended March 31. 2006, companies controlled by certain officers and directors of the Corporation billed the Corporation $7,097 for administrative and consulting services provided during the period. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties. It is management's belief that the Corporation is not economically dependent on these related entities, as the future viability of the Corporation does not depend on the continuance of such business.

6 Convertible Debentures

On February 28, 2006 pursant to the acquisition of Probilling Inc. (See Note 2) the Corporation issued $600,000 ($685,200CDN) in convertible debentures to a company that now owns 34.5% of the total issued and outstanding common shares of the Corporation. This debenture bears interest at 8% per annum, is unsecured with principal amounts and interest due on February 28, 2009.

On February 28, 2006 the Corporation agreed to exchange the previously outstanding $143,771 ($213,500CDN) convertible debentures issued to companies controlled by directors of the Corporation to new $143,771 ($213,500CDN) convertible debentures. These debentures bear interest at 8% per annum, are secured by the assets of the corporation with principal amounts and interest due on February 28, 2009.

The $600,000 and $143,771 debentures plus interest accrued to May 17, 2006 were converted into 9,140,638 non-voting convertible preferred shares upon creation of the Preferred Shares at the shareholders meeting of the Corporation held on May 16, 2006. These Preferred Shares have an annual dividend rate of 8% and will be convertible to units at an ascribed price of $0.10 CDN per Unit. Each Unit will consist of one Aloak Share and one Aloak Share purchase warrant. Each Warrant will be exercisable into one Aloak Share at an exercise price of $0.12 CDN per Aloak Share for a period of one year from the date of issuance of the Warrant.

On March 13, 2003 the Corporation issued $143,711 ($213,500CDN) in convertible debentures to companies controlled by directors of the Corporation. The debentures bear interest at 11% per annum to be paid semi-annually on June 30 and December 31, were secured by the assets of the corporation and were due March 13, 2008. These debentures were converted to new debentures as indicated above.

The convertible debentures are a compound financial instrument. Management has determined that the fair value of the conversion right and warrants were not material when the debt was issued.

7 Loans payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement for $100,000CDN with parties related to the Corporation by virtue of being directors, officers and shareholders. This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the company's subsidiaries.

ALOAK CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2006

The information included in this document should be read in conjunction with the audited financial statements for the year-ended September 30, 2005 and related notes thereto. The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. As the majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and effective March 1, 2006 Probilling's activities are the majority of the Corporation's activities, the comparative year's financial information have been restated to reflect this change in the reporting currency.

The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Corporation's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 29, 2006.

1) Principal Business of the Corporation

During fiscal years 2005 and 2004 the corporation operated web services which enabled its customers to establish and enhance their internet presence using a combination of domain registration services, web site development and hosting, email services and application service provider/software applications ("web services") and development/application services that develops and markets a software application branded "VESA" which was designed specifically for subscription based marketing programs in the retail audio/video/game industry.

The corporation has continued its marketing of the VESA software with limited success to date. On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., an internet-based billing transaction processor. The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. The majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and Probilling's activities are the majority of the Corporation's activities. The comparative year's financial statements have been restated to reflect this change in the reporting currency.

2) Acquistion of Probilling Inc.

On March 1, 2006 the Corporation acquired all of the issued and outstanding common shares of Probilling Inc. for a purchase price of $1,419,823. The purchase price was paid by the issuance of 31,068,028 common shares of the Corporation at an estimated fair value of $0.03 CDN per share and a $600,000 convertible debenture.

The acquisition was accounted for under the purchase method and the results of operations from the date of acquisition have been included in these financial statements.

	$
Net assets acquired:	
Cash	974,830
Accounts Receivable	163,448
Intangible Assets	17,275
Property, plant and equipment*	810,092
Investment	2,651
Accounts Payable	(549,029)
Net assets acquired	1,419,823
Purchase consideration:	
Common shares issued	
31,068,028 @ $0.026 ($0.03CDN)**	819,823
Convertible debenture issued	600,000
	1,419,823

* The property, plant and equipment acquired consists of the "Probilling" software system. As it was not possible to fully evaluate the fair value of the software system at acquisition, the Corporation will be reviewing the carrying value of the software system for impairment in future periods.
** The $0.03CDN was the trading value of the shares at the time of entering into the agreement to acquire Probilling Inc.

3) Operating Results

Six months ended March 31, 2006 compared to the six months ended March 31, 2005

The Corporation had a net loss of $371,396 in the six months ended March 31, 2006 versus a net loss of $28,101 in the comparative period. The more significant variances are summarized below:

US Dollars	Six Mos. Ended Mar. 31, 2006	Six Mos. Ended Mar 31, 2005	Variance Positive (Negative)	
Revenue	$ 12,042	$ 103,045	$ (91,003)	1
General and administrative expenses	(94,081)	(55,631)	(38,450)	2
Stock option compensation	(283,167)	-	(283,167)	
Other revenue and expense items	(6,190)	(75,515)	69,325	3
Net loss	$ (371,396)	$ (28,101)	$ (343,295)	

Details of significant variances:

1. The decrease in revenue is a result of the sale of the web services in fiscal 2005.
2. The increase in general and administrative is due to increase of costs to carry on the Probilling Inc. business.
3. The decrease in other revenue and expenses is due to the sale of the web services in fiscal 2005.

4) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30, US Dollars		**2005**		**2004**		**2003**
Financial Results						
Revenue	$	169,526	$	291,234	$	320,041
General and administrative expenses	$	(70,128)	$	(168,995)	$	(282,776)
Other revenue and expense items	$	(142,982)	$	(198,158)	$	(273,854)
Gain on sale of assets	$	133,308				
Net Income (Loss)	$	89,724	$	(75,918)	$	(235,590)
Basic and diluted earnings (loss) per share		$ 0.00		$ 0.00		(0.01)
Financial Position	**$**		**$**		**$**	
Working capital (deficiency)	$	(289,555)	$	(395,957)	$	(320,199)
Total assets	$	123,589	$	64,080	$	86,009
Share Capital	$	707,760	$	707,760	$	707,760
Contributed Surplus	$	89,836	$	89,836	$	89,836
Deficit	$	(1,087,151)	$	(1,176,875)	$	(1,100,957)

5) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended: US Dollars	Mar 31 2006	Dec 31 2005	Sept 30 2005	Jun 30 2005	Mar 31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004
Revenue	$12,042	$ -	$23,320	$43,116	$47,472	$55,618	$72,666	$63,950
General and administrative expenses	(65,813)	(28,308)	7,457	(21,976)	(35,030)	(20,579)	(18,348)	(59,608)
Other revenue and expense items	7,235	(13,383)	(30,468)	(36,980)	(37,962)	(37,572)	(58,821)	(29,453)
Stock option compensation	(283,167)							
Gain on sale of assets			133,308					
Net Income (Loss)	$ (329,703)	$ (41,691)	$133,617	$(15,840)	$(25,520)	$(2,533)	$(4,503)	$(25,111)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:

Revenues – In March, 2004 the Corporation did considerable contract work in the development of software for a client: general downward trend in revenue due to reduction of employees available to do consulting work. In September, 2005 the Corporation sold the web services business which accounted for the majority of the Corporation's revenue.

General and administrative expenses – general downward trend as a result of cost reductions and a recovery of previously expensed legal costs in the fourth quarter of 2005. In March, 2006 an increase of costs due to acquisition of Probilling Inc.

Other expense items – September 2004 third party costs related to development of software.

6) Liquidity and Capital Resources

The Corporation's working capital position at March 31, 2006 was $415,999, (September 30, 2005 deficiency- $289,555). The large increase in working capital is contributed to the acquisition of Probilling Inc. The Corporation is presently engaged in marketing its "VESA" software application. This should allow the Corporation to generate revenues from this source. Working capital funds have been provided over the past year by companies related to officers and directors of the Corporation.

7) Related Party Transactions

The Corporation paid or accrued $7,097 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

8) Contractual Obligations

The Corporation has finance contracts for office equipment requiring monthly lease payments. The committed lease payments for the following fiscal years are $3,827 in 2006 and $634 in 2007.

9) Share Capital

a) Authorized and Issued :

Authorized: Unlimited number of shares without nominal or par value

Issued:	Number of Shares	Amount
Balance, September 30, 2005	58,226,057	$707,760
Issued during period	Nil	Nil
Balance, December 31, 2005	58,226,057	$707,760
Issued during period	31,068,028	819,823
Stock options exercised	700,000	60,207
Balance, March 31, 2006	89,994,085	$1,587,790

b) Stock options and warrants

Warrants

At March 31, 2006, the Corporation had no warrants outstanding.

Options

The Corporation has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

During the period 5,550,000 stock options were granted and are convertible into 5,550,000 shares at $0.18 per share expiring on March 8, 2011; 700,000 options were exercised; 840,000 options were cancelled due to consultant terminations with the Corporation. The following summarizes options outstanding at March 31, 2006, all of which vested immediately upon granting.

Expiry	Number of Shares	Exercise Price
June 15,2006	100,000	$0.10
March 8, 2007	2,320,000	$0.10
March 8, 2011	5,500,000	$0.18
	7,920,000	

c) **Escrow Shares**
At March 31, 2006, there were 6,195,824 common shares held in escrow.

10) Directors and Officers

Clyde Beattie, President. Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Director
Jay Gibb, Director
Barbara O'Neill, Corporate Secretary

11) Risks

An investment in the Corporation's securities is considered speculative. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,458,547 and a current period loss of $371,396. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

12) Significant Accounting Policies

The most significant accounting policy is that of revenue recognition. Revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time.

13) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Corporation's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.